UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Pocket Games, Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

CUSIP No. 73035U 109
(CUSIP Number)

Brenda Lee Hamilton, Esquire

Hamilton & Associates Law Group, P.A.

101 Plaza Real Suite 202 N

Boca Raton, Florida 33432

Telephone No. (561) 416-8956

Facsimile No.: (561) 416-2855

http://www.securitieslawyer101.com

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73035U 109	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Lovatt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) N/A (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,500,000(1)
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 3,500,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.88%
14.	TYPE OF REPORTING PERSON (see instructions) Individual

(1) David Lovatt also holds 1000 shares of Series A non-convertible preferred stock which provide him with 50,000,000 shares on all matters submitted to a vote of our stockholders.

CUSIP No. 73035U 109	13D	Page3 of 4 Pages

Item 1.  Security and Issuer

Pocket Games Inc. Common Stock

Item 2.  Identity and Background.

(a) David Lovatt

(b) Mr. Lovatt's business address is 305 Forest Ave, Woodmere, NY, 11598

(c) David Lovatt is the Chief Executive Officer, President and sole Director of Pocket Games, Inc.

(d) Mr. Lovatt has not been convicted in a criminal proceeding.

(e) Mr. Lovatt has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Lovatt is a citizen of the United Kingdom.

Item 3.  Source or Amount of Funds or Other Consideration.

On October 4, 2013, David Lovatt purchased 2,500,000 shares of Pocket Games, Inc.’s common stock at a price of $.0001 per share or an aggregate of $250. On December 9, 2013, David Lovatt purchased 1,000,000 common shares for the price of $.05 per share or an aggregate price of $50,000. This amount was offset against sums due to Mr. Lovatt for services rendered. On April 25, 2014, Pocket Games, Inc. issued 1,000 shares of its non-convertible Series A Preferred Stock to Mr. Lovatt which entitle him to 50,000 votes per share or an aggregate of 50,000,000 on all matters submitted to Pocket Games, Inc.'s common stockholders.

Item 4.  Purpose of Transaction.

Investment

Item 5.  Interest in Securities of the Issuer.

As a result of Mr. Lovatt’s ownership of 3,500,000 common shares he holds 26.8% of the common shares. Additionally, as a result of Mr. Lovatt’s 1,000 non-convertible Series A Preferred Shares, he holds 53,500,000 votes or 85% of the votes on all matters submitted to Pocket Games, Inc's stockholders.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits.

Not Applicable

CUSIP No. 73035U 109	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pocket Games, Inc.

/s/ David Lovatt Insert Name

Chief Executive Officer, Director Insert Title

April 25, 2014 Insert Date